SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the Fiscal Year Ended December 31, 1999

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the transition period from             to

Commission file number 1-5842

      A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bowne & Co., Inc.

Employees’ Stock Purchase Plan

      B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOWNE & CO., INC.

345 Hudson Street
New York, New York 10014
(212) 924-5500

Items 1 and 2.  Financial Statements

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOWNE & CO., INC.
EMPLOYEES’ STOCK PURCHASE PLAN
(Name of Plan)

By:	PHILIP E. KUCERA

(Philip E. Kucera, Individual Trustee)

Dated:  June 29, 2000

INDEPENDENT AUDITORS’ REPORT

The Trustees

BOWNE & CO. INC.
  EMPLOYEES’ STOCK PURCHASE PLAN:

      We have audited the accompanying statements of net assets available for benefits of Bowne & Co., Inc. Employees’ Stock Purchase Plan as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bowne & Co., Inc. Employees’ Stock Purchase Plan at December 31, 1999 and 1998 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 28, 2000

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	1999	1998

Assets:

Cash	$74,331	$582,277

Contributions receivable from participating companies	456,794	1,195,908

Dividends receivable		26,228

Investment in Bowne & Co., Inc. common stock, at market value — 1,454,535 shares in 1999 and 1,103,607 shares in 1998 (cost — $17,849,074 in 1999 and $12,046,361 in 1998)	19,636,228	19,726,977

Total assets	20,167,353	21,531,390

Liabilities:

Loan from participating company (note 4)	—	100,000

Accrued expenses	—	49,078

Total liabilities	—	149,078

Net assets available for benefits (note 5)	$20,167,353	$21,382,312

See accompanying notes to financial statements.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,

1999

Investment income:

Net appreciation (depreciation) in market value of investments	$(5,627,277)

Dividend income from Bowne & Co., Inc.	262,368

(5,364,909)

Contributions by:

Employees	3,494,217

Participating companies	1,747,109

Total contributions	5,241,326

Total additions	(123,583)

Less:

Distributions to former participants	1,091,376

Administrative expenses	—

Total deductions	1,091,376

Net increase (decrease)	(1,214,959)

Net assets available for benefits:

Beginning of period	21,382,312

End of period	$20,167,353

See accompanying notes to financial statements.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1999 and 1998

(1) Plan Description

      The following description of the Bowne & Co. Inc. Employees’ Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

      The Plan became effective June 21, 1973 and is a qualified plan under the Internal Revenue Code (the “IRC”). An independent third-party is the Plan’s custodian.

      Employees of Bowne & Company, Inc. (the “Company”) and its participating subsidiaries are generally eligible to participate in the Plan by working on a full-time basis (over 25 hours per week on a regular basis) in a participating company office.

      Operations of the Plan are funded through contributions received from participating employees of the Company and its subsidiaries which have adopted the Plan and through contributions by the Company and participating companies equal to 50% of their employees’ contributions. Participation in the Plan is voluntary. For the year ended December 31, 1999, participants could contribute up to $200 per month.

      Each participant in the Plan is entitled to exercise voting rights attributable to the shares allocated to his or her account.

      The Plan provides for 100% vesting in company contributions in the event of death, permanent or total disability, retirement, or upon the completion of five years of service. The nonvested portion of a participant’s account at the time of termination is credited to the contributing employer. For the year ended December 31, 1999, employer contributions were reduced by $77,169 as a result of the forfeiture of nonvested amounts.

      Benefit payments shall be made in the form of full shares of common stock, plus cash in lieu of any fractional shares and cash for participant contributions made to the trust fund not yet invested.

      As of December 31, 1999, the participating subsidiaries in the Plan were as follows:

Bowne of Atlanta, Inc.	Bowne Business Communications, Inc.
Bowne of Boston, Inc.	Bowne Business Solutions, L.L.C.
Bowne of Chicago, Inc.	Bowne Digital Solutions, L.L.C.
Bowne of Cleveland, Inc.	Bowne Global Solutions, Inc.
Bowne of Dallas, L.P.	Bowne of South Bend, Inc.
Bowne of Dallas, Texas, Inc.	Bowne Information Services, Inc.
Bowne of Los Angeles, Inc.	Bowne of Phoenix, Inc.
Bowne of New York City, Inc.	Bowne Publishing, L.L.C.
Donnelley Enterprise Solutions, Inc.	FundSmith L.L.C.

      The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon termination of the Plan, the interest of each participant in the trust fund will be fully vested and distributed to such participant or his or her beneficiary after the payment of all liabilities and expenses at the time as prescribed by the plan terms, the IRC and the Employee Retirement Income Security Act of 1974 (“ERISA”).

BOWNE & CO., INC.
EMPLOYEES’ STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(2)  Summary of Significant Accounting Policies

      The following are the significant accounting policies followed by the Plan:

  Basis of Accounting

      The accompanying financial statements are prepared on the accrual basis of accounting.

  Investment Valuation

      The assets of the Plan are recorded at market value, measured by the closing price listed by the New York Stock Exchange. During 1998, the Company announced a 2-for-1 stock split. Purchases and sales of securities are recorded on a trade-date basis.

      Dividends are recorded on the ex-dividend date and are reinvested for the benefit of the participants.

  Expenses

      The Plan pays its direct administrative expenses. The Company provides administrative services to the Plan without charge.

  Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Payment of Benefits

      Benefits are recorded when paid.

(3)  Tax Status

      The Internal Revenue Service has determined and informed the Company by letter dated August 8, 1996 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(4)  Related Party Transaction

      In September 1998, the Company loaned the Plan $100,000 for the purpose of purchasing company stock. The loan was noninterest-bearing and was repaid in January of 1999.

BOWNE & CO., INC.
EMPLOYEES’ STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(5)  Reconciliation of Financial Statements to Form 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,

	1999	1998

Net assets available for benefits per the financial statements	$20,167,353	$21,382,312

Amounts allocated to withdrawing participants	0	(10,408)

Net assets available for benefits per Form 5500	$20,167,353	$21,371,904

      The following is reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year ended
December 31,
1999

Benefits paid to participants per the financial statements	$1,091,376

Add: Amounts allocated to withdrawing participants at December 31, 1999

Less: Amounts allocated to withdrawing participants at December 31, 1998	(10,408)

Benefits paid to participants per Form 5500	$1,080,968

EMPLOYEES’ STOCK PURCHASE PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1999

Description	Cost	Current value

* Bowne & Co., Inc. common stock — 1,454,535 shares	$17,849,074	$19,636,228

*	A party-in-interest as defined by ERISA.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 1999

		Number
		of	Purchase	Selling
Identity	Description	shares	price	price	Cost	Gain

* Bowne & Co., Inc	Common stock	414,663	$6,549,156	—	—	—

Bowne & Co., Inc	Common stock	63,735	—	$1,012,628	$746,443	$266,185

*	A party-in-interest as defined by ERISA.

CONSENT OF INDEPENDENT AUDITORS

To members of the Administrative Committee of the

  Bowne & Co., Inc. Employees’ Stock Purchase Plan:

      We consent to the incorporation by reference in the Registration Statement (No. 33-35810) on Form S-8 of Bowne & Co., Inc. of our report dated June 28, 2000 relating to the statements of net assets available for benefits, as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits of Bowne & Co., Inc. Employees’ Stock Purchase Plan for the year ended December 31, 1999, and the related supplemental schedules as of and for the year ended December 31, 1999, which report appears in the December 31, 1999 Annual Report on Form 11-K of Bowne & Co., Inc. Employees’ Stock Purchase Plan.

KPMG LLP

New York, New York

June 28, 2000